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1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
February 23, 2026	www.integraresources.com

INTEGRA PROVIDES 2026 GUIDANCE AND THREE-YEAR OUTLOOK HIGHLIGHTING PRODUCTION
GROWTH AT FLORIDA CANYON GOLD MINE

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to provide 2026 guidance which contains an outlook for production, operating costs, sustaining and growth capital, and development spending across the Company's portfolio. The Company is also pleased to provide a production outlook for 2027 and 2028.

(All amounts in United States ("U.S.") dollars unless otherwise stated)

Guidance Summary

	Unit (1)	Guidance Range
Florida Canyon Mine
2026 Gold Production	oz	70,000 - 75,000
2027 Gold Production	oz	80,000 - 90,000
2028 Gold Production	oz	80,000 - 90,000
2026 Total Cash Cost(2)	$/oz sold	$1,900 - $2,100
2026 Mine-Site All-In Sustaining Costs ("AISC")(2)	$/oz sold	$2,750 - $2,950
2026 Sustaining Capital Expenditures and Leases	$m	$62.0 - $68.0
2026 Non-Sustaining (Growth) Capital Expenditures	$m	$7.5 - $9.5
Development Projects
2026 DeLamar and Nevada North Project Advancement Expenses	$m	$35.0 - $40.0
2026 DeLamar Pre-Production Capital Expenditures and Land Acquisitions	$m	$38.0 - $42.0
Corporate
2026 General and Administrative Expenses(3)	$m	$8.5 - $9.0

(1) Unit abbreviations: oz = troy ounce, $/oz sold = U.S. dollars per gold ounce sold, $m = million of U.S. dollars

(2) Non-GAAP measure. Refer to the "Non-GAAP Measures" section of this news release. Cost guidance calculated using an assumed average gold price of $3,800 per ounce; a $100 per ounce change in the gold price is estimated to result in approximately a $7 change per ounce in each metric.

(3) Excludes non-cash stock-based compensation expense and depreciation expense.

George Salamis, President, CEO and Director of Integra commented: "Florida Canyon is performing as intended following its acquisition, providing Integra with a stable, cash-generating foundation that de-risks the business while helping fund future portfolio growth. Our 2026 plan prioritizes operational reliability, maintenance discipline, and targeted reinvestment to strengthen the operation, extend mine life, and position Florida Canyon as a sustainable, high-quality producing asset rather than a transitional one. While these initiatives - including elevated stripping and infrastructure upgrades - result in higher near-term costs, they are designed to support higher production levels and improved cost performance in 2027 and 2028.

Our sequencing strategy is focused on maximizing predictable cash flow, preserving balance-sheet flexibility, and supporting the advancement of DeLamar from a position of strength. Investments in safety systems, water security, fleet reliability, leach pad planning, and mine technology reflect a deliberate approach to reducing operational risk before pursuing accelerated growth. In parallel, exploration and technical optimization programs are aimed at organically growing ounces around existing infrastructure and enhancing long-term asset value.

Integra's strategy remains centered on building a durable, U.S.-focused gold producer. Our three-year outlook outlines a clear trajectory: operational strengthening in 2026, followed by production growth and improving cost performance through 2027 and 2028. We believe this disciplined, multi-year approach positions Integra to deliver sustainable production growth, expanded margins, and long-term shareholder value."

2026 Production, Cost, and Growth Outlook - Florida Canyon Mine

Gold production from the Florida Canyon Mine ("Florida Canyon" or the "Mine") is expected to be 70,000 to 75,000 ounces in 2026 with approximately 45% of the gold ounces produced in the first half of 2026 ("H1 2026"). The Company is planning to mine approximately 13.9 million tonnes of ore and 19.3 million tonnes of waste for a total of 33.2 million tonnes, resulting in a strip ratio of 1.39. The increased strip ratio in 2026 reflects continued reinvestment through additional capitalized waste stripping and a targeted pit expansion of the Central Pit, which is expected to support higher annual gold production in 2027 and 2028.

Cash costs at Florida Canyon are expected to range from $1,900 to $2,100 per ounce of gold sold, including royalties at the assumed gold price.  The increase to the cash cost guidance range in 2026 versus 2025 is primarily a result of a higher gold price assumption.

Sustaining capital expenditures of approximately $62.0 million to $68.0 million, with approximately 55% allocated to H1 2026, are focused on capitalized waste stripping, mobile fleet rebuild and replacement financing, infill and development drilling and other projects.

Mine-Site AISC at Florida Canyon is expected to range from $2,750 to $2,950 per ounce of gold sold, which reflects the capital-intensive period at Florida Canyon expected in 2026, continuing from 2025. The increase to the Mine-Site AISC guidance range in 2026 versus 2025 is primarily a result of higher gold price assumptions impacting royalty costs, increased fleet rebuild financing, increased infill and development drilling and increased waste stripping, all of which are designed to increase gold ounce production in 2027 and 2028.  Infill and development drilling at Florida Canyon will consist of ~31,000 meters of reverse circulation drilling focused on near-mine targets designed to support oxide mineral reserve and resource growth.

Growth capital between $7.5 million and $9.5 million at Florida Canyon will be deployed on expansion projects and studies whose results will be included in an updated Technical Report to be released in the third quarter of 2026, and growth exploration meant to test targets outside of the active mine boundary. The Technical Report will include the results of the oxide growth drilling program from 2025 which focused on near-mine targets, including inter-pit areas and historical low grade stockpiles. Approximately $2.8 million has been allocated to support the 2026 growth exploration program, with ~8,000 meters of reverse circulation drilling and ~1,000 meters of core drilling focused on testing new targets, something which has not been done at Florida Canyon in many years.

2026-2028 Production Outlook - Florida Canyon Mine

Sustaining and growth investments made in 2025 and 2026 are expected to support increased annual gold production at Florida Canyon of approximately 80,000 to 90,000 ounces per year in 2027 and 2028. This improved gold production profile is driven by targeted pit expansion and continued investment in the mobile mining fleet.

Continuing from the investments made in 2025, approximately $5.0 million in additional capital stripping is planned in 2026 to expand the Central Pit, Florida Canyon's largest and most consistent mining area, providing access to additional mineralization for extraction in subsequent years.

The Company also made significant investments into its mobile fleet in 2025, with further upgrades continuing into 2026. Key investment areas include the purchase of new equipment such as an excavator, a loader, eight haul trucks and several auxiliary pieces as well as rebuilding several existing pieces of mobile equipment. This work is expected to enhance operating capacity, productivity and overall mining performance.

2026 Development Outlook - The DeLamar Project and the Nevada North Project

Integra remains committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project ("DeLamar") located in southwestern Idaho and the Nevada North Project ("Nevada North") located in western Nevada. The total expected project advancement spending between the two projects in 2026 is $35.0 million to $40.0 million for detailed engineering, permitting, baseline studies, and site support.

At DeLamar, efforts in 2026 will focus on advancing and de-risking the project through detailed engineering, long lead equipment procurement, and permitting advancement under the National Environmental Policy Act ("NEPA"), guided by the federally regulated FAST-41 guidelines. In January 2026 the United States Bureau of Land Management ("BLM") formally established a federal permitting schedule under NEPA for DeLamar. The BLM-defined schedule contemplates publication of a Notice of Intent ("NOI") in the second quarter of 2026, followed by an anticipated 15-month NEPA review period, culminating in the issuance of an Environmental Impact Statement ("EIS") and Record of Decision ("ROD") in the third quarter of 2027. In addition to project advancement spending at DeLamar, a total of $38.0 million to $42.0 million has been allocated to pre-production capital and strategic land acquisition. Approximately 70% of the pre-production capital at DeLamar will be for long lead equipment procurement and early works and approximately 30% will be used for strategic land acquisition.

Nevada North consists of two mineral exploration deposits, the Wildcat Deposit ("Wildcat") and the Mountain View Deposit ("Mountain View"). At Nevada North, the Company has allocated approximately $10.0 million to $15.0 million, within the total project advancement budget, to execute several initiatives focused on project advancement and permitting. Upon receipt of a favorable decision from State and Federal regulators regarding the Project Exploration Plan of Operations, expected in early 2026, the Company anticipates the commencement of a metallurgical, geotechnical and geochemical test work program supported by ~500 meters of core drilling with a further ~5,000 meters planned for conversion drilling.  Additionally, the Company is planning the commencement of a pre-feasibility study in the latter part of 2026 with an expected announcement in the first half of 2027. These initiatives support Integra's long-term strategy of de-risking and permitting its key heap leach development projects to build a leading U.S.-focused intermediate gold producer.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by James Frost, P.Eng., Director, Technical Services of Integra, who is a "Qualified Person" as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

Cautionary Note Regarding Non-GAAP Financial Measures

Alternative performance measures in this news release such as "cash cost", "AISC" and "capital expenditures" are furnished to provide additional information. These non-GAAP performance measures are included in this news release because these statistics are used as key performance measures that management uses to monitor and assess performance and plan and assess the overall effectiveness and efficiency of mining operations. These performance measures do not have a standardized meaning within International Financial Reporting Standards ("IFRS") and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with IFRS.

Cash costs and AISC

Cash costs are a non-GAAP financial metric which includes production costs, and royalties and excise taxes.  Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on a site basis.

AISC starts with cash costs and includes general and administrative costs, reclamation accretion expense and sustaining capital expenditures.  Management uses this measure to monitor the performance of its mining operation and ability to generate positive cash flow on an overall company basis.

Capital expenditures

Capital expenditures are classified into sustaining capital expenditures or non-sustaining capital expenditures depending on the nature of the expenditure.  Sustaining capital expenditures are those required to support current production levels.  Non-sustaining capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase production or extend mine life.  Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of AISC.

Forward Looking Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company, the Company's 2026 guidance, including production, AISC, capital expenditures and expenses; plans and expectations for the Florida Canyon Mine; anticipated benefits of completed and ongoing capital investments at the Florida Canyon Mine; expectations regarding regulatory approvals; the scope, timing and results of drilling programs; the timing and content of the technical report for Florida Canyon; the advancement, permitting and development of the DeLamar and Nevada North projects; timing and content of the pre-feasibility study for Nevada North.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties including absence of any equipment or infrastructure failures; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Company's mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca and available as Exhibit 99.1 to Integra's Form 40-F, which is available on the EDGAR profile for the Company at www.sec.gov.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.